September 15, 2015
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION
U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: Terence O'Brien, Branch Chief

RE: TAL International Group, Inc.
Form 10-K for the Year ended December 31, 2014
Filed February 19, 2015
Form 8-K
Filed April 29, 2015
Form 10-Q for Fiscal Quarter Ended March 31, 2015
Filed May 6, 2015
File No. 1-32638

Dear Mr. O'Brien:
On behalf of TAL International Group, Inc., I am writing in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 3, 2015 (the “Comment Letter”) regarding the Company’s Form 10-K for the Year ended December 31, 2014 filed February 19, 2015, Form 8-K filed April 29, 2015, and Form 10-Q for the fiscal Quarter Ended March 31, 2015 filed May 6, 2015.
To facilitate your examination of the Reviewed Filings, the Staff’s comments are set forth below in italics, numbered to correspond to the comment numbers used in the Comment Letter and followed by the Company’s responses thereto. Unless otherwise indicated, references in the Company’s responses to page numbers refer to page numbers in the applicable Reviewed Filing.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014
General
1. SEC Comment #1: You state on page 10 of the 10-K that your customer CMA CGM accounted for 16%, 17% and 16% of your leasing revenues in 2014, 2013 and 2012, respectively. The CMA-CGM.com website provides port schedules and contact information for offices in Sudan and Syria. You state on page 21 of the 10-K filed February 20, 2013 that a substantial portion of your containers are leased out and used by customers in geographic regions that include Africa and the Middle East, regions that include Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: The Company and its subsidiaries do not have any direct or indirect contacts with Sudan or Syria, and do not provide any services to Sudan or Syria, whether directly or indirectly, and do not have any agreements, commercial arrangements, or other direct or indirect contacts with the government of those countries or entities that they control. We do not lease shipping containers to customers based in these countries do not deliver containers or accept redeliveries of containers in those countries, and do not have any offices, employees, depots or agents in those countries. Our relationship with our customer CMA CGM is primarily with its main office in France. We have no involvement with any branches, locations or agents which it may have in Syria or Sudan. The Company conducts regular periodic screening of our customer list against the Office of Foreign Asset Controls U. S. Treasury Department‘s Specially Designated Nationals Blocked Persons List, and its Consolidated Sanctions List and does not do business with any parties on either list.

2. SEC Comment #2: Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As indicated above, the Company has no contacts with Sudan or Syria.

Note 2 - Summary of Significant Accounting Policies, Equipment Held for Resale - Trading Activity, page F-10
3. SEC Comment #3: You indicate that equipment purchased for resale is reported as leasing equipment when the timeframe between when the equipment is purchased and leased back to the seller, and when it is sold is expected to be one year or greater. Please provide us with additional information regarding the nature of these transactions and your basis for this accounting. Specifically address (i) how and when you decide to lease equipment that was originally purchased for resale, (ii) whether you record subsequent changes to the fair value of these assets, and (iii) how you reflect the sale of this equipment in your Statements of Income.

Response: We purchase containers from shipping line customers who wish to dispose of older units from their fleet. Due to the large volume of containers in these transactions, the majority of the containers are being utilized by the customer and therefore are not immediately available for resale at the time the purchase transaction is completed. Therefore, we typically combine the purchase transaction with a lease back agreement that provides for the lease payments until subsequent delivery of these containers to TAL in accordance with the lease back agreement. These transactions are referred to as sale-leaseback transactions.
Sale leaseback transactions which are expected to generate most of their economic return from the lease back period to the customer are included in the Equipment leasing segment and transactions that are expected to generate most of their economic return from the subsequent disposal of the container are included in the Equipment trading segment. In determining whether the majority of the economic returns are generated through the lease back period or through the disposal of the containers we consider several factors including the purchase price of the containers, the lease back lease rate, the estimated duration of the lease back period, and the estimated sales price.
Equipment acquired through sale-leaseback transactions and included in the Equipment trading segment is reported as equipment held for sale when the timeframe between when the equipment is purchased and when it is sold is expected to be short, less than 1 year, and is reported as leasing equipment when the timeframe between when the equipment is purchased and when it is sold is expected to be greater than one year. This reporting is consistent with the guidance contained in Accounting Standards Codification (ASC), 360, Property, Plant and Equipment, which identifies criteria for classification of long-lived assets as held for sale and held for use.
Leasing equipment is continuously reviewed for impairment indicators while Equipment held for sale is carried at the lower of carrying value or fair value less costs to sell, whether included in the leasing segment or trading segment, consistent with ASC 360. If the fair value is less than the carrying value, the asset value is written down with a corresponding charge to the income statement. Subsequent changes to the fair value of these assets are recorded as necessary in accordance with ASC 360.
When a container in the Equipment trading segment is disposed, the proceeds from the sale are reflected in Equipment trading revenues and the carrying cost plus any cost to sell equipment is reflected in Equipment trading expense.
In order to more clearly explain the held for sale reporting of equipment purchased for resale and included in the Equipment Trading Segment, we will remove the Equipment Held for Resale - Trading Activity portion of this footnote but expand the existing Equipment Held for Sale disclosure to include the following:
Equipment purchase for resale and included in the Equipment Trading Segment is reported as equipment held for sale when the time frame between when equipment is purchased and when it is sold is expected to be short, less than one year.

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2015
General
4. SEC Comment #4: We note from your press release issued April 29, 2015, which announced your results of operations for the quarter ended March 31, 2015, that your first quarter results were negatively impacted by a large transaction combining an early lease extension with a sizable pre-committed lease for new containers.
Please provide us with additional information regarding this transaction, including any related accounting implications. Please address the need to discuss this transaction in Management’s Discussion and Analysis, or elsewhere in your filing, as it relates to your current and future results of operations and cash flows.

Response: Typically new containers are placed on lease for an initial term of three to eight years and market per diem rates are determined based on new equipment prices, market supply and demand, interest rates, the creditworthiness of the customer, and other factors in effect at the time of on-hire. Since containers typically last in service on average up to thirteen years, many leases are amended and extended.
In the first quarter of 2015, we negotiated an early lease extension together with a pre-committed lease for new containers at prevailing market lease rates. The original leases were written in 2008 and 2010 and were due to expire in 2015, 2016, and 2018. We negotiated a lease extension in advance of the scheduled lease expirations together with a commitment by the customer to enter into a large lease transaction for new containers. The lease rates for the lease extension were well below the lease rates in the original lease contracts reflecting the current lower cost for new containers and the current lower interest rate environment. We agreed to enter into a new lease contract with lower lease rates prior to the lease expirations because we believed that given the current market environment, the revised lease rates were better than we would have achieved if we waited until the leases expired.

As with all lease extensions, renewals or changes in lease terms prior to the expiration of the lease term, the Company evaluates if the change in the lease qualifies as a new lease per ASC 840. If it is determined that it is a new lease, the Company will evaluate the lease classification as an operating lease or a finance lease. This particular early lease extension was evaluated and determined to be an operating lease, which was the same classification as the original lease.

The reduction in revenue caused by the early lease extension at lower per diem rates contributed to our decrease in earnings from the fourth quarter of 2014 to the first quarter of 2015. While the transaction had an impact on our first quarter results compared to the fourth quarter, we do not expect this lease extension transaction to have a significant ongoing impact on TAL’s overall business, and we did not explicitly discuss the transaction in the MD&A. However, we did discuss in detail the decrease in average lease rates since the prior periods which included the impact of this transaction and the reasons given for the decrease in dry container per diem rates are consistent with why this specific transaction negatively impacted our leasing revenues. In addition, we believe our MD&A provides adequate information regarding overall market and economic trends impacting current and future results without specific disclosure of this transaction.

FORM 8-K FILED APRIL 29, 2015
Non-GAAP Financial Measures, page 9
5. SEC Comment #5: Please tell us, and expand the disclosure of “Adjusted EBITDA,” to address the appropriateness of adding principal payments on finance leases in the calculation of this measure. In this regard, we note your disclosure that this measure is useful for evaluating your operating performance. You should specifically address why management believes this measure provides useful information to investors regarding your results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K for guidance.

Response: EBITDA is a widely used metric by investors and analysts in comparing companies’ financial performance without regard to capital structure, depreciation policy and tax rates. EBITDA is also used as an indicator of major cash flows available to service debt and/or fund investments.
As a leasing company, EBITDA reflects only the interest income portion of lease payments for leases classified as a finance lease. In order to provide investors and analysts with a meaningful calculation of major cash inflows, we add the principal payment component of leases classified as finance leases to EBITDA to arrive at Adjusted EBITDA. Adjusted EBITDA serves as a quick indicator of operating cash flows related to our business that could be used to service debt or grow assets and is readily comparable to other companies’ within our industry.
Set forth below is a revised draft of that portion of our Form 8-K, marked to show the types of changes we would expect to make in our future filings to expand the disclosure of “Adjusted EBITDA”.
We have underlined all applicable changes below:

We believe that EBITDA, Adjusted EBITDA, Adjusted pre-tax income, Adjusted net income, and Adjusted pre-tax return on tangible equity are useful to an investor in evaluating our operating performance because:

•
these measures are widely used by securities analysts and investors to measure a company’s operating performance and ability to service debt and fund investments without regard to debt or capital structure, income tax rates and depreciation policy estimates, which can vary substantially from company to company.

•
these measures help investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure, our asset base and certain non-routine events which we do not expect to occur in the future; and

•
these measures are used by our management for various purposes, including as measures of operating performance and as indicators of cash flows available to service debt and fund investments, to assist in comparing performance from period to period on a consistent basis in presentations to our board of directors concerning our financial performance and as a basis for strategic planning and forecasting.

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

We hope that the Company’s responses adequately address the Staff’s comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at (914) 697-2877.

Very truly yours,

		By:	/s/ John Burns
		Name:	John Burns
		Title:	Senior Vice President and Chief Financial Officer
cc:	Brian Sondey, TAL International Group, Inc.